Exhibit 99.5

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Schedules Shareholder Conference Call Webcast

Vancouver, BC – September 14, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that the Company will host a shareholder conference call webcast to discuss its 2011 fiscal year results, to provide guidance for the first half of its 2012 fiscal year, and to provide a business update following the acquisition of Iberian Resources Corp.

The conference call webcast will take place on Monday, September 19, 2011, at 10:00 a.m. Pacific/1:00 p.m. Eastern and is expected to last approximately 30 minutes. The call will include a presentation by Richard Fifer, the Company’s Executive Chairman, and shareholder questions will be addressed. To ensure that shareholder questions may be fully answered, please submit all questions by 5:00 p.m. Pacific/8:00 p.m. Eastern on Wednesday, September 14, 2011, so they may be grouped into general categories and addressed as time permits. To submit a question, please email info@petaquilla.com or fax to (604) 694-0063.

Shareholders and investors are invited to listen to the Company’s presentation by phone or audio webcast.

By Phone:	Dial toll-free 1-800-319-4610 in Canada and the USA. Outside of Canada and the USA, dial +1-604-638-5340. Callers should dial in 5-10 minutes prior to the scheduled start time.

A telephone replay will be available through October 18th by dialing toll-free 1-800-319-6413 in Canada and the USA followed by access code 2115#. Outside of Canada and the USA, dial +1-604-638-9010 and use access code 2115#.
By Webcast:	Visit https://services.choruscall.com/links/petaquilla110901.html. Please log on at least 10 minutes in advance to register and download any necessary audio software. A replay of the audio webcast will be available through October 18th.
Questions:	Questions for senior management to address during the call should be submitted via email to info@petaquilla.com or faxed to (604) 694-0063 by 5:00 p.m. Pacific/8:00 p.m. Eastern on Wednesday, September 14, 2011.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.